Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	1 June 2007	*No of sheets:*	*1*

Current report 32/2007

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces that at the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A which was held on 30 May 2007, the following shareholders held a number of shares granting at least 5% of the number of votes at the General Shareholders Meeting:
- the State Treasury – number of votes 83 567 521, representing 73.52% of the number of votes participating in the Ordinary General Shareholders Meeting and 41.78% of the total number of votes,
- Deutsche Bank Trust Company Americas - number of votes 7 053 118, representing 6.21% of the number of votes participating in the Ordinary General Shareholders Meeting and 3.53% of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 Nr 184, item 1539)

[redacted]

07024075

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Stanisław Kot

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	1 June 2007	*No of sheets:*	*1*

Current report 32/2007

The Management Board of KGHM Polska Miedź S.A. announces a correction to current report 32/2007 dated 1 June 2007, respecting the list of shareholders holding at least 5% of the number of votes at the Ordinary General Shareholders Meeting held on 30 May 2007. The correction refers to the number of votes of Deutsche Bank Trust Company Americas and their percentage share of both the number of votes of those participating in the Ordinary General Shareholders Meeting and of the total number of votes.

The above-mentioned report should read as follows:

Current report 32/2007

The Management Board of KGHM Polska Miedź S.A. announces that at the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A which was held on 30 May 2007, the following shareholders held a number of shares granting at least 5% of the number of votes at the General Shareholders Meeting:
- the State Treasury – number of votes 83 567 521, representing 73.52% of the number of votes participating in the Ordinary General Shareholders Meeting and 41.78% of the total number of votes,
- Deutsche Bank Trust Company Americas - number of votes 7 095 540, representing 6.24% of the number of votes participating in the Ordinary General Shareholders Meeting and 3.55% of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 Nr 184, item 1539)

PREZES ZARZĄDU — Krzysztof Skóra

WICEPREZES ZARZĄDU — Stanisław Kot

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	1 June 2007	No of sheets:	2

Current report 33/2007

The Management Board of KGHM Polska Miedź Spółka Akcyjna, with its registered head office in Lubin, and its address at ul. M. Skłodowskiej-Curie 48, entered on 29 June 2001 to the Companies Register of the National Court of Registrations by the Regional Court for Wrocław Fabryczna, Section IX (Economic) of the National Court of Registrations under the number KRS 0000023302, in accordance with art. 399 § 1, in connection with art. 398 of the Commercial Partnerships and Companies Code as well as on § 22 sec. 3 and § 23 sec. 2 of the Company Statutes, hereby announces the convening of an Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A., which will take place on 9 July 2007, beginning at 11 AM at the head office of the Company in Lubin, at the address ul. M. Skłodowskiej-Curie 48 (in Wyżykowski Hall), with the following agenda:

1. Opening of the Extraordinary General Shareholders Meeting.
2. Election of the Chairman of the Extraordinary General Shareholders Meeting.
3. Verification of the legality of convening the Extraordinary General Shareholders Meeting and its authority to pass resolutions.
4. Acceptance of the Agenda.
5. Passage of a resolution on correction of resolution nr 39/2007 dated 30 May 2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. respecting the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates.
6. Conclusion of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.

The Board of Management also wishes to announce that, in accordance with article 9 sec. 3 of the Act of 29 July 2005 on trading in financial instruments (Journal of Laws, Nr 183, item 1538 with subsequent amendments), participation in the General Shareholders Meeting is contingent upon the depositing of a registered deposit certificate no later than one week prior to the sitting of the General Shareholders Meeting, i.e. by 3.30 PM on 2 July 2007 to the head office of the Company in Lubin, at the address ul. Marii Skłodowskiej-Curie 48, 59-301, Organisational Department, 2nd floor. Room 213, and its surrender until the conclusion of the General Shareholders Meeting.
The registered deposit certificate, which must be submitted to the Company prior to the General Shareholders Meeting, should include a statement declaring that it was issued for the purpose of depositing in the Company prior to the General Shareholders Meeting, and

Exemption number: 82 4639

that from the moment of its issue the appropriate number of shares which it represents have been blocked on the securities account until the conclusion of the General Shareholders Meeting.
The list of shareholders entitled to participate in the General Shareholders Meeting will be available at the head office of the Company for a period of three (3) days prior to the General Shareholders Meeting.
Shareholders may participate in the General Shareholders Meeting and exercise their voting right either in person or through a proxy. The proxy document should be granted in writing, being otherwise subject to invalidity, with either the original or an authorised copy thereof being submitted to the Company.
A proxy submitted by a foreign entity granted in a foreign language should be accompanied by a translation into Polish done by a sworn translator.
Neither members of the Management Board nor employees of the Company may be proxies at the General Shareholders Meeting.
Authorised copies of the proxy mentioned above should be certified by a notary or a legal counsel or an advocate. Please be informed that, in accordance with art. 421 § 3 of the Commercial Partnerships and Companies Code, both the proxy documents submitted by a shareholder and the authorised copies of the same are attached to the protocol and are not subject to return.
Representatives of domestic or foreign legal entities should present current, authorised copies from appropriate court or other registration documents, listing those persons entitled to represent said entities.
Persons not listed in the above-mentioned documents should present appropriate proxy authorization, signed by those persons listed in the authorized copies being entitled to represent the given entity.
The registration of shareholders will take place an hour before the beginning of the Extraordinary General Shareholders Meeting.

The Management Board of KGHM Polska Miedź S.A. announces that the decision to convene an Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. was made in order to adjust resolution 39/2007 of the Ordinary General Shareholders Meeting dated 30 May 2007 in such a way as to enable the Company to carry it out on dates which are in accordance with the Shareholder's intentions.

Legal basis: §39, sec. 1 point 1 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

PREZES ZARZĄDU
Krzysztof Skóra

WICEPREZES ZARZĄDU
Stanisław Kot

END